Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Purple Biotech Ltd. (the “Company”) will be held on Thursday, June 15, 2023, at 4:30 p.m. Israel time at the Company’s executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel, for the following purposes:

1.	To approve the election of Simcha Rock as a member of the second class of directors of the Board of Directors, for a three-year term until the annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified;

2.	To approve the grant of equity-based awards to (i) each of our directors (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting; and (ii) Isaac Israel, a director and Acting Chief Executive Officer of the Company;

3.	To approve the terms of engagement of Mr. Isaac Israel as our Acting Chief Executive Officer;

4.	To approve the payment to Mr. Isaac Israel of the discretionary portion of his 2021 and 2022 annual bonuses for his former service as our Chief Executive Officer;

5.	To approve the payment to Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, of an additional fee for service as Chairman of the Company’s Medical and Clinical Committee;

6.	To approve and adopt an amended and restated Compensation Policy for executive officers and directors; and

7.	To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2026.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2022.

Only shareholders and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on Monday, May 8, 2023 (the “Record Date”), are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from the Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”), may vote at the Meeting in person or through a voting slip, by completing, dating, signing and mailing the voting slip to the Company’s offices so that it is received by the Company no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, June 15, 2023, 12:30 p.m. Israel time. Shareholders who hold ordinary shares through members of the TASE (whether attending the Meeting in person or voting through a voting slip) must also provide the Company with an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, June 15, 2023, 10:30 a.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company offices no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, June 22, 2023, at 4:30 p.m. (Israel time) at the Company offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals. In addition, the approval of each of Proposal 2(b), Proposal 3, Proposal 4 and Proposal 6 also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6. A shareholder who votes via voting slip or proxy, or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of any such proposal. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6, you should contact Roee Ovadia, our Legal Counsel, at telephone: +972-3-9333121 or email: roeeo@purple-biotech.com.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6, is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. If a shareholder or ADS holder voting on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6 does not so indicate, the shareholder or ADS holder is not eligible to vote on such proposal and his or her or its vote will not be counted for the purposes of such proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Written position statements must be submitted to the Company by no later than June 5, 2023.

The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports. The Proxy Materials will also be made available on our corporate website and may also be viewed at our offices during regular business hours at 4 Oppenheimer Street, Science Park, Rehovot, Israel; Tel: +972-3-9333121. The Company’s representative is Roee Ovadia, our Legal Counsel, who can be reached at telephone: +972-3-9333121 or email: roeeo@purple-biotech.com. Detailed voting instructions are provided in the proxy statement, the voting instruction form and the voting slip.

Sincerely,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

May 1, 2023

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depositary Shares (“ADSs”), each representing ten ordinary shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Purple Biotech Ltd. (“we,” “us,” “our,” “Purple” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 15, 2023, at 4:30 p.m. Israel time at our executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the election of Simcha Rock as a member of the second class of directors of the Board of Directors, for a three-year term until the annual general meeting to be held in 2026, and until his successor is duly elected and qualified; (ii) the approval of the grant of equity-based awards to (a) each of our directors (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting; and (b) Isaac Israel, a director and Acting Chief Executive Officer of the Company; (iii) the approval of the terms of engagement of Mr. Isaac Israel as our Acting Chief Executive Officer; (iv) the approval of the payment to Mr. Isaac Israel of the discretionary portion of his 2021 and 2022 annual bonuses relating to his former service as our Chief Executive Officer; (v) the approval of the payment to Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, of an additional fee for service as Chairman of the Company’s Medical and Clinical Committee; (vi) the approval and adoption of an amended and restated Compensation Policy for executive officers and directors; and (vii) the approval of the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2026. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2022.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Monday, May 8, 2023 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of May 1, 2023, 209,636,147 ordinary shares were issued and outstanding (excluding one dormant ordinary share held in treasury).

How to Vote

●	Voting by voting instruction form for holders of ADSs. Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

●	Voting in person or by voting slip for holders of ordinary shares. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose ordinary shares are registered with a TASE member must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. This Proxy Statement also serves as a voting slip pursuant to the Israeli Companies Regulations (Voting Slip and Position Statements), 5766-2005.

A shareholder whose shares are registered with a TASE member is entitled to receive from the TASE member that holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified such TASE member that he or she or it is not interested in receiving such link and position statements, provided that such notification was provided by the shareholder with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, June 15, 2023, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, June 15, 2023, 10:30 a.m. Israel time.

Forms of each of the voting slip and the BNY Mellon voting instruction form for holders of the Company’s ADSs will also be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with the ISA and TASE and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

●	Voting by proxy for holders of ordinary shares. A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the Company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the applicable deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly executed voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record, you may change your vote at any time by attending the Meeting and voting in person or, in the event you have provided a proxy, prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Legal Counsel or by granting a new proxy bearing a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic), or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, June 22, 2023, at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals.

In addition, the approval of each of Proposal 2(b), Proposal 3, Proposal 4 and Proposal 6 also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6. A shareholder who votes via voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of any such proposal. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6, you should contact Roee Ovadia, our Legal Counsel, at telephone: +972-3-9333121 or email: roeeo@purple-biotech.com.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6 is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. If a shareholder or ADS holder voting on Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6 does not so indicate, the shareholder or ADS holder is not eligible to vote on such proposal and his or her or its vote will not be counted for the purposes of such proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written position statement (“Position Statement”) to the Company Offices, Attn: Isaac Israel, Acting Chief Executive Officer. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us and will make them available to the public on the website of the Commission at www.sec.gov, of the ISA at www.magna.isa.gov.il and of the TASE at www.maya.tase.co.il. Position Statements must be submitted to us by no later than June 5, 2023.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners and to the extent such costs were actually incurred by such holders of ADSs in street name. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required to file periodic reports and financial statements with the Commission under the Exchange Act as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2022, see “Item 6. Directors, Senior Management and Employees — Compensation — Executive Compensation” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 3, 2023.

Security Ownership of Certain Beneficial Owners and Management

As of May 1, 2023, (i) no person or entity known to us beneficially owned more than 5% of our outstanding ordinary shares; (ii) except for Gil Efron, our Chief Executive Officer, who beneficially owned 2,650,882, or 1.25%, of our outstanding ordinary shares, no officer or director individually beneficially owned 1% or more of our outstanding ordinary shares; and (ii) all of our current officers and directors as a group (14 persons) beneficially owned 11,663,141, or 5.35%, of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of May 1, 2023 and ordinary shares underlying restricted stock units (“RSUs”) that vest within 60 days of May 1, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 209,636,147 ordinary shares (not including 1 share held in treasury) outstanding as of May 1, 2023. Each one (1) ADS held represents ten (10) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S. or Israel, in accordance with applicable law.

Board Diversity Matrix

Board Diversity Matrix (As of May 1, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	0
Directors with disabilities	1

PROPOSAL 1

ELECTION OF one DIRECTOR TO SERVE AS second CLASS DIRECTOR

Background

Under our amended and restated Articles of Association, the number of directors on our Board of Directors will be no less than four and no more than nine and will be divided into three classes. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board of Directors. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. Under our amended and restated Articles of Association, the majority of the members of our Board of Directors shall be residents of Israel, unless our center of management is transferred to another country in accordance with a resolution of our Board of Directors by a majority including at least 75% of the participating director votes.

Our Board of Directors is currently comprised of eight directors and is divided into three classes, as follows:

Name	Age	Position
First Class of Directors Serving until 2025 Annual General Meeting
Eric Rowinsky, M.D.(1)(5)	66	Independent Director and Chairman of the Board of Directors
Ido Agmon(2)	46	Independent Director
Robert Gagnon(3)(4)	49	Independent Director

Second Class of Directors Serving until 2023 Annual General Meeting
Simcha Rock(2)(3)	73	Independent Director
Steven Steinberg(3)	62	Independent Director

Third Class of Directors Serving until 2024 Annual General Meeting
Isaac Israel(4)(5)	44	Director
Suzana Nahum-Zilberberg(2)(5)	51	Independent Director
Ori Hershkovitz(4)	48	Independent Director

(1)	Member of our medical and clinical committee

(2)	Member of our compensation committee

(3)	Member of our audit committee

(4)	Member of our pricing committee

(5)	Member of our nominations committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In September 2020, our Board of Directors established a non-independent Nominations Committee, whose role is to (among other things) identify and recommend to the Board of Directors for selection, director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

At the Meeting, the terms of the members of our second class of directors, Simcha Rock and Steven Steinberg, expire. Mr. Steven Steinberg will not be standing for re-election to the Board of Directors at the Meeting. Our Nominations Committee recommended, and our Board of Directors approved, that Simcha Rock be nominated for re-election at the Meeting as a second class director for an additional three year term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified or until his office is vacated in accordance with our Articles of Association and the Companies Law. Subject to shareholder approval of the above director nominee, our Board of Directors will consist of seven members, six of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Robert Gagnon, Suzana Nahum-Zilberberg, Simcha Rock and Ori Hershkovitz are deemed to have such expertise.

Currently, there is no agreement between us and any shareholder regarding the nomination or appointment of directors.

Suitability of Director Nominee

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of the director nominee and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. In accordance with the Companies Law, the director nominee has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and that he possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his duties as a director of our Company, taking into consideration our Company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated Simcha Rock for election as a second class director, to hold office until our 2026 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Companies Law.

We are not aware of any reason why Simcha Rock, if elected, would be unable or unwilling to serve as director. Should Simcha Rock be unavailable for election, the proxies will be voted for substitute nominee(s) designated by our Board of Directors.

If elected at the Meeting, Simcha Rock will be entitled to the same cash compensation that we have paid to each of our non-executive directors since our extraordinary general meeting in July 2017, of an annual fee in the amount of US$40,000 for service on our Board of Directors, an additional US$3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional US$7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable), provided, however, that the maximum annual fee for services on our Board of Directors, its committees and/or on the Board of Directors of any subsidiaries, shall not exceed US$47,000. Such annual fees shall be paid pro-rata for service during any part of a year. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/US$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Such non-executive director fees are consistent with our current Compensation Policy, as approved by our shareholders at an extraordinary general meeting held on August 6, 2020 (the “2020 EGM”), and with our proposed amended and restated Compensation Policy being presented for shareholder approval at the Meeting (see Proposal 6). If elected as director at the Meeting, the approval of the election of Simcha Rock will be deemed to be an approval of the foregoing cash compensation. We may also subsidize ongoing corporate governance or other professional training for directors in amounts up to US$5,000 per director per annum, and we reimburse directors for any direct expenses incurred during the performance of their duties (such as travel expenses). If elected at the Meeting, the director nominee will continue to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with each of them. In addition, at the Meeting, shareholders are being asked to approve the grant of equity-based awards to each of our directors who shall serve in such capacity as of immediately following the Meeting, including the director nominee if elected at the Meeting (see Proposal 2).

Nominee for Director

Biographical information concerning the nominee for election as a second class director at the Meeting is set forth below.

Simcha Rock, CPA, MBA, has served as a member of our Board of Directors since July 2013. Mr. Rock served as our Chief Financial Officer from July 2013 until he retired from such position as of December 31, 2018, and subsequently served as a strategic consultant to us until December 31, 2019. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the election of the director nominee named above as a second class director for a three-year term to expire at the 2026 annual general meeting of shareholders, on the terms described in Proposal 1.

PROPOSAL 2

APPROVAL OF THE GRANT OF EQUITY-BASED AWARDS TO EACH OF OUR DIRECTORS

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

At our annual general meeting of shareholders held on August 25, 2022 (the “2022 AGM”), we presented to the shareholders for approval the grant to our then serving directors of equity-based awards, comprised of ordinary shares and RSUs; however, the proposal was not approved by our shareholders at such meeting.

Our Compensation Committee and Board of Directors have discussed and reconsidered the grant of equity-based awards to our directors and determined it would be appropriate to reapprove the grant to our directors of the same equity-based awards that were presented at the 2022 AGM, in the same amounts and on the same terms and conditions, other than the exercise price of the proposed option award, which is based on the current market price of our ADSs, as described below.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to each of our currently serving directors of the following equity-based awards: (i) to Dr. Eric Rowinsky, the Chairman of our Board of Directors, options to purchase up to 450,000 ordinary shares (equivalent to 45,000 ADSs) and 450,000 RSUs (equivalent to 45,000 ADSs); (ii) to Mr. Isaac Israel, a director and currently Acting Chief Executive Officer of the Company (see Proposal 3), options to purchase up to 562,000 ordinary shares (equivalent to 56,200 ADSs) and 562,000 RSUs (equivalent to 56,200 ADSs); and (iii) to each of our directors who shall serve in such capacity following the Meeting, namely, Mr. Ido Agmon, Mr. Robert Gagnon, Mr. Ori Hershkovitz Mr. Simcha Rock (subject to his re-election at the Meeting, see Proposal 1) and Ms. Nahum-Zilberberg, options to purchase up to 300,000 ordinary shares (equivalent to 30,000 ADSs) and 300,000 RSUs (equivalent to 30,000 ADSs), in each case on the terms described below, provided that non-Israeli resident directors (namely, Dr. Rowinsky and Mr. Gagnon), may elect, at their sole discretion, to receive all of the equity award in the form of stock options.

Each of the proposed option awards will have an exercise price of US$1.90, which is equal to the quotient of the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date of the approval of the grant of the equity awards by our Board of Directors, divided by ten (10). Each of the proposed equity awards will vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our Board of Directors on April 24, 2023, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to such individual’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the awards by our Board of Directors. The vesting of any of outstanding equity awards shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board of Directors. The equity awards, if approved at the Meeting, will be granted under and shall be subject to our 2016 Equity-Based Incentive Plan and the applicable award agreements to be entered into with each of them. The equity awards to Israeli resident directors (namely, Isaac Israel, Ido Agmon, Ori Hershkovitz, Simcha Rock (if elected at the Meeting) and Suzana Nahum-Zilberberg), if approved at the Meeting, will be granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961. The estimated fair market value of the equity award proposed to be granted to Dr. Rowinsky is approximately US$154,000, and the equity award proposed to be granted to Isaac Israel is approximately US$193,000 and the equity award proposed to be granted to each of the other directors is approximately US$103,000, in each case estimated using the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to April 24, 2023 and calculated using the Black & Scholes valuation method.

Each of our Compensation Committee and Board of Directors determined that the grant of the equity awards and their terms are in accordance with our Compensation Policy, as approved by our shareholders at the 2020 EGM, and with our proposed amended and restated Compensation Policy being presented for shareholder approval at the Meeting (see Proposal 6).

In conducting their review, the Compensation Committee and Board of Directors considered our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market trends. Our compensation philosophy encourages the grant of equity-based compensation to our directors in order to further align their compensation with the long-term interests of our shareholders.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

2(a). “RESOLVED, to approve the grant of equity-based awards to each of the members of our Board of Directors (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting, in such amounts and with such terms and conditions as described in Proposal 2 of the Proxy Statement for the Meeting.”

2(b). “RESOLVED, to approve the grant of equity-based awards to Isaac Israel, a director and Acting Chief Executive Officer of the Company, in such amounts and with such terms and conditions as described in Proposal 2 of the Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the grant of equity awards to each of our directors who shall serve in such capacity as of immediately following the Meeting, as described in Proposal 2.

PROPOSAL 3

APPROVAL OF TERMS OF ENGAGEMENT OF ACTING CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, the compensation of a chief executive officer, including equity-based compensation, must be approved by the compensation committee, board of directors and shareholders, by the Special Majority, in that order.

As announced on March 24, 2023, Mr. Gil Efron, our Chief Executive Officer, has been hospitalized following an accident and is currently on medical leave that is expected to last several months while he undergoes rehabilitation to recover from his injuries As a result, our Board of Directors approved the appointment of Isaac Israel, a director and advisor to the Company, who formerly served as Chief Executive Officer, to serve as Acting Chief Executive Officer during Gil Efron’s absence (the “Engagement Period”).

Isaac Israel has served as a member of our Board of Directors since October 2012. Mr. Israel served as our Chief Executive Officer from October 2012 until July 2022 and served as an advisor from October 2022 until his appointment as Acting Chief Executive Officer. Since 2008, Mr. Israel has served as founding Chief Executive Officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Prior thereto, Mr. Israel was the founding Chief Executive Officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations.

Proposed Acting CEO Compensation Terms

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. Israel, in consideration for his service as Acting Chief Executive Officer. During his service as our Acting Chief Executive Officer, the terms of Mr. Israel’s engagement as an advisor to the Company, as approved by our shareholders at the 2022 AGM, shall be suspended and he shall not be entitled to additional compensation for service as a non-executive director.

Monthly Fee: A monthly fee in the amount of US$30,000 plus VAT (the “Monthly Fee”), plus out-of-pocket expenses as approved by the Company.

Signing and Retention Bonuses. Mr. Israel shall be entitled to a cash bonus equal to one Monthly Fee as a signing bonus. In addition, to the extent Mr. Israel is required to serve as our Acting Chief Executive Officer for a period in excess of six months, he shall be entitled to a cash bonus equal to 1.5 times his Monthly Fee.

Transaction Bonus(es): Mr. Israel shall be entitled to the same transaction bonuses to which he was entitled in his capacity as an advisor to the Company, as approved by our shareholders at the 2022 AGM, as follows:

o

For contribution to the achievement of a Strategic Transaction signed during the Engagement Period: (i) in the event of a transaction under clause (A) or (B) below – 1% of the Company value determined for the transaction; or (ii) in the event of a commercial agreement under clause (C) below – 1% of the cash actually received by the Company or the applicable subsidiary, and subject to the restrictions set forth in our compensation policy, as in effect at such time.

“Strategic Transaction” means one or more related transactions of either: (A) sale (including an exchange), lease, license or any transfer or disposition of all or substantially all of the Company’s shares or assets; (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction; or (C) any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company or the applicable subsidiary of at least $5 million.

o	For contribution to the achievement of a financing transaction (excluding a financing under the Company’s existing “at-the-market” (“ATM”) program) closed during the Engagement Period – 1% of the cash actually received by the Company in the applicable financing transaction.

o	In the event of the signing of a Strategic Transaction during the Engagement Period or the closing of a financing transaction (excluding a financing under the Company’s existing ATM program) during the Engagement Period, which does not qualify for the above monetary bonus – Mr. Israel shall be entitled to a transaction bonus equal to four times the Monthly Fee.

o	The total transaction bonus(es) will not exceed an annual amount (during any consecutive 12-month period) of US$2,000,000.

Car expenses. A monthly payment for car expenses of NIS 5,000 (approximately US$1,820).

Other: Dollar denominated payments will be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The Monthly Fee is subject to adjustment in the event that a general salary increase (“tosefet yoker”) is implemented in Israel due to the increase in the Israel consumer price index, under certain circumstances.

Insurance, Indemnification and Exemption. Mr. Israel will continue to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with him.

Our Compensation Committee and Board of Directors have determined that the terms of Mr. Israel’s engagement as our Acting Chief Executive Officer are consistent with our current Compensation Policy, as approved by our shareholders at the 2020 EGM, and with our proposed amended and restated Compensation Policy being presented for shareholder approval at the Meeting (see Proposal 6).

Our Compensation Committee Board of Directors expressed their appreciation to Mr. Israel for his willingness to assume the role of Acting Chief Executive Officer during Mr. Efron’s absence and for the seamless transition. In making its compensation recommendation, each of our Compensation Committee Board of Directors took into account a number of considerations, including: Mr. Israel’s expertise and professional experience and his past experience and achievements within our Company; the responsibilities and duties to be performed by Mr. Israel in his capacity as Acting Chief Executive Officer and his need to reduce other obligations and commitments in order to assume the role; and the compensation arrangements with Mr. Gil Efron, our current Chief Executive Officer.

Based on the factors outlined above, our Compensation Committee and Board of Directors view the proposed terms of engagement of Mr. Israel as Acting Chief Executive Officer, as described above, as reasonable and appropriate under the circumstances.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the terms of engagement of Mr. Isaac Israel as Acting Chief Executive Officer, as set forth in Proposal 3 of the Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the terms of engagement of Mr. Isaac Israel as Acting Chief Executive Officer, as described in Proposal 3.

PROPOSAL 4

APPROVAL OF THE PAYMENT TO MR. ISAAC ISRAEL OF THE DISCRETIONARY PORTION OF THE 2021 AND 2022 ANNUAL BONUSES FOR FORMER SERVICE AS CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, the compensation of a chief executive officer must be approved by the compensation committee, board of directors and shareholders by the Special Majority, in that order.

Mr. Isaac Israel has served as a director since October 2012 and served as our Chief Executive Officer from October 2012 until July 10, 2022, he served as an advisor to the Company from October 2022 and currently serves as our Acting Chief Executive Officer (see Proposal 3). Under our agreement with Mr. Israel with respect to his former service as our Chief Executive Officer, Mr. Israel was entitled to (among other things) an annual bonus of up to eight times his monthly fee (which in 2021 and 2022 was US$26,250, payable in NIS based on the NIS/US$ exchange rate at the beginning of the month in which such amount is paid, but not lower than the exchange rate in effect on January 1, 2017), of which up to six times the monthly fee based on measurable criteria determined by the Compensation Committee and the Board of Directors in accordance with our Compensation Policy, as in effect from time to time, and up to two times the monthly fee based on non-measurable criteria (referred to as the discretionary portion of the annual bonus). In calculating the discretionary portion of Mr. Israel’s annual bonus for service as our former Chief Executive Officer during 2021 and 2022 and until July 10, 2022, our Compensation Committee and Board of Directors approved, subject to approval of our shareholders, the payment to Mr. Israel of an amount equal to 1.5 times his monthly fee for 2021 ($46,860) and an amount equal to two times his monthly fee for 2022 for the pro rata period during which he served in such capacity during 2022 ($39,375). In making this determination, our Compensation Committee and Board Directors noted Mr. Israel’s significant contribution to the achievement of our Company goals during the respective periods.

A proposal for the approval of the payment of the discretionary portion of the 2021 annual bonus to Mr. Isaac Israel was presented for approval at the 2022 AGM; however, the proposal was not approved by our shareholders at such meeting, and following the discussion of our Compensation Committee and Board of Directors, we are presenting the discretionary portion of the 2021 annual bonus again for approval of our shareholders at the Meeting together with the approval of the discretionary portion of the 2022 annual bonus for his service as our former Chief Executive Officer until July 10, 2022.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the payment of the discretionary portion of the 2021 and 2022 annual bonuses to Mr. Isaac Israel for his service as our former Chief Executive Officer, as set forth in Proposal 4 of the Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the payment of the discretionary portion of the 2021 and 2022 annual bonuses to Mr. Isaac Israel, as described in Proposal 4.

PROPOSAL 5

APPROVAL OF PAYMENT OF FEE TO CHAIRMAN OF THE BOARD FOR SERVICE AS CHAIRMAN OF THE MEDCIAL AND CLINICAL COMMITTEE

Background

Under the Israeli Companies Law, the compensation of a director, including the Chairman of the Board of Directors, must be approved by the compensation committee, board of directors and shareholders, in that order.

Dr. Eric Rowinsky, who has served as the Chairman of our Board of Directors since October 2019, has also served as the Chairman of our Medical and Clinical Committee (the “Committee”) since April 1, 2022. The Committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer (“CMO”); (v) assist in the medical and clinical review of potential new business opportunities; and (v) attend investor meetings to present the scientific and medical aspects of our business.

At the 2022 AGM, our shareholders approved the payment of a monthly fee of US$10,000 to Dr. Rowinsky for his service as Chairman of the Committee for a period commencing on April 1, 2022 and until no later than March 31, 2023. However, at our request, Dr. Rowinsky has agreed to continue to serve as the Chairman of the Medical Committee for an additional period.

Dr. Rowinsky is required to devote substantial additional time and attention to service in his capacity as Chairman of the Committee, and our Compensation Committee and Board of Directors believe that Dr. Rowinsky should continue to be duly compensated for such additional time, notwithstanding that the annual fee currently paid to Dr. Rowinsky for his service as Chairman of the Board of Directors is intended to compensate him for service on any committee of the Board of Directors. Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the continued payment to Dr. Rowinsky of a monthly fee of US$5,000 for such additional service, in addition to the fees paid to him for service as the Chairman of the Board of Directors, for a period commencing effective as of April 1, 2023 and for such additional period at the discretionary of the Board of Directors.

In making its recommendation, each of our Compensation Committee and Board of Directors considered (among other things) our compensation philosophies; the provisions of our Compensation Policy; Dr. Rowinsky’s continued dedication to the role, his extensive experience and background in oncology and his professional experience serving on boards of directors and in executive teams in the biotechnology and pharmaceutical industries.

Our Compensation Committee and Board of Directors have determined that the payment to Dr. Rowinsky’s of such additional fee for service as the Chairman of the Committee is consistent with our current Compensation Policy, as approved by our shareholders at the 2020 EGM, and with our proposed amended and restated Compensation Policy being presented for shareholder approval at the Meeting (see Proposal 6).

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the payment to Dr. Eric Rowinsky, the Chairman of the Board of Directors, of an additional fee for service as Chairman of the Committee, as set forth in Proposal 5 of the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the payment to Dr. Eric Rowinsky, Chairman of the Board of Directors, of the additional fee for service as Chairman of the Committee, as described in Proposal 5.

PROPOSAL 6

APPROVAL OF AN AMENDED AND RESTATED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, a public company is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, by the Board of Directors, after considering the recommendations of the Compensation Committee, and by the shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”). In addition, the Board of Directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv), with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Companies Law.

Our current compensation policy (the “Current Compensation Policy”) was approved by our shareholders on August 6, 2020 at the 2020 EGM, and accordingly, we are now required to approve a new compensation policy in accordance with Israeli law. Our Current Compensation Policy serves as the basis for decisions concerning the terms of employment or engagement of our Chief Executive Officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and our directors. The Current Compensation Policy was drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

In accordance with the Israeli law requirement that a compensation policy be reviewed and readopted at least once every three years, our Compensation Committee conducted a thorough review of the Current Compensation Policy in connection with its recommendation to the Board of Directors. In connection with such review, our Compensation Committee and Board of Directors considered recent benchmark information that we had prepared for the roles of chief executive officer and chairman of the board of directors.

Based on the foregoing review and consideration, our Compensation Committee recommended, and our Board of Directors subsequently determined, that it would be in the best interest of our company to amend and restate our Current Compensation Policy in the form attached to this Proxy Statement as Exhibit A (the “Amended and Restated Compensation Policy”). Generally, the terms of the proposed Amended and Restated Compensation Policy are substantially the same as those of the Current Compensation Policy, other than limited updates, as described below, and non-material technical revisions. The following description of the primary amendments proposed to be implemented in the Amended and Restated Compensation Policy is only a summary of the primary proposed amendments and is qualified by reference to the full text of the Amended and Restated Compensation Policy, attached as Exhibit A hereto.

●	To the extent that the compensation package of an office holder includes entitlement to a departure grant, the maximum amount of the departure grant or the value thereof was amended such that it shall be up to 12 monthly base salaries (or gross monthly payments equivalent to base salary) of such officer holder (instead of up to four months base salary in the event the period of employment or service was between 18 months and three years and up to 12 month base salaries in the event the period of employment or service was in excess of three years).

●	The provision relating to the recovery of compensation (clawback) in an instance of a restatement of our financial statements was replaced with a new compensation recovery provision, which in addition to the Israeli law clawback requirements, is intended to comply with the requirements of a recently proposed amendment to the Nasdaq Listing Rules. Under the new compensation recovery provision, in the event we are required to prepare an accounting restatement, we may be required to recover from each executive officer and director any amount of incentive-based compensation received by such executive officer or director that exceeds the amount of incentive-based compensation that otherwise would have been received by the officer or director had such compensation been determined based on the restated amounts in the accounting restatement (computed without regard to any taxes paid). The compensation recovery is subject to certain exceptions in cases where our Compensation Committee determined that recovery would be impracticable.

Under the Companies Law, the Amended and Restated Compensation Policy must be approved by the Compensation Committee, the Board of Directors and the shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed Amended and Restated Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Companies Law.

If the Amended and Restated Compensation Policy is approved and adopted by our shareholders at the Meeting, it shall become effective as of the Meeting and may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Companies Law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and adopt the Amended and Restated Compensation Policy, in the form attached as Exhibit A to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval and adoption of the Amended and Restated Compensation Policy, as described in Proposal 6.

Proposal 7

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Background

In accordance with the rules of the Commission, Israeli law and our amended and restated Articles of Association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Audit Committee and Board of Directors. Under the Companies Law and our amended and restated Articles of Association, our shareholders are authorized at an annual general meeting to appoint the Company’s independent auditor to hold office until the end of the next annual general meeting or for a longer period that shall not extend beyond the end of the third annual meeting following the annual meeting at which the auditor was appointed.

At our 2020 annual general meeting of shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“KPMG Israel”), as the Company’s independent registered public accountants for a period of three years until the Meeting. Accordingly, at the Meeting, following the recommendation of our Audit Committee and Board of Directors, shareholders will be asked to approve the re-appointment of KPMG Israel as the Company’s independent registered public accounting firm for an additional three years, until the annual general meeting of shareholders to be held in 2026.

KPMG Israel has audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2013, and prior to the Company becoming a public company KPMG Israel was the auditor of the Company’s wholly-owned subsidiary, Kitov Pharmaceuticals Ltd., since 2010. KPMG Israel has no relationship with us or our subsidiaries except as our independent registered public accountants and, from time to time and to a limited extent, provides us tax related services. The Audit Committee and Board of Directors believe that the appointment of KPMG Israel as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements during the period of its appointment is appropriate and in the best interest of the Company and its shareholders.

In accordance with the rules of the Commission, Israeli law and our amended and restated Articles of Association, subject to the approval of this proposal, our Audit Committee will determine the compensation of KPMG Israel during the period of its appointment as the Company’s independent registered public accounting firm, for audit and other services, in accordance with the scope and nature of their services. For the year ended December 31, 2022, we paid KMPG Israel US$145,000 for audit services and US$10,000 for tax services.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent registered public accountants of the Company for a period of three years until the annual general meeting of shareholders of the Company to be held in 2026.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 7.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2022. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 3, 2023, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://purple-biotech.com. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder and our amended and restated Articles of Association. Under Israeli law, one or more shareholders holding, in the aggregate, one percent (1%) or more of the voting rights of the Company (“Proposing Shareholder(s)”), may request to include a proposal on the agenda of a future shareholder meeting by submitting such proposal generally within seven days of publication of a company’s notice with respect to a general meeting of shareholders. Accordingly, any Proposing Shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting to us such proposal in writing, together with the accompanying documentation and information required to be submitted under Israeli law and our amended and restated Articles of Association, no later than 4:30 p.m. Israel time on May 8, 2023, at the Company Offices, Attn: Roee Ovadia, Legal Counsel. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our amended and restated Articles of Association for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than May 15, 2023, by way of issuing a press release or submitting a Report on Form 6-K to the Commission and the ISA.

Under Article 62 of our amended and restated Articles of Association, a shareholder (including two or more shareholders that are acting in concert), holding, in the aggregate, one percent (1%) or more of the voting rights of the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely of such request in writing, and the request complies with all the requirements set forth in our amended and restated Articles of Association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a request, in respect of any general meeting, must be received at the Company Offices no later than 14 days after the date of first publication by us of our annual consolidated financial statements preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. We did not receive any such shareholder proposal request during 2023.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

May 1, 2023

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name: Purple Biotech Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips): 4 Oppenheimer Street, Science Park, Rehovot 6701101, Israel, email: roeeo@purple-biotech.com; or fax: +972-153-39311321, Attn.: Roee Ovadia, Legal Counsel

Meeting date: Thursday, June 15, 2023, at 4:30 p.m. (Israel time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Monday, May 8, 2023

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.

[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

	Matter	Manner of Voting
		For	Against	Abstain
1.	To approve the election of Simcha Rock to serve as a second class director, for a three-year term until the annual general meeting to be held in 2026, and until his successor is duly elected and qualified.
2(a).	To approve the grant of equity-based awards to each of the members of the Board of Directors of the Company (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting.
2(b).	To approve the grant of equity-based awards to Isaac Israel, a director and Acting Chief Executive Officer of the Company
3.	To approve the terms of engagement of Mr. Isaac Israel as the Company’s Acting Chief Executive Officer.
4.	To approve the payment to Mr. Isaac Israel of the discretionary portion of his 2021 and 2022 annual bonuses for his former service as the Company’s Chief Executive Officer.
5.	To approve the payment to Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, of an additional fee for service as Chairman of the Company’s Medical and Clinical Committee.
6.	To approve and adopt an amended and restated Compensation Policy for executive officers and directors.
7.	To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2026.

Do you have a “personal interest” (within the meaning of the Israel Companies Law, 5799 – 1999 (the “Companies Law”), as described below and in the Proxy Statement for the Meeting) in Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6 (check or mark “X” clearly in the applicable column)? Votes cast on Proposal 2(b), Proposal 3, Proposal 4 and Proposal 6 will not be counted, unless “yes” or “no” has been specified as to whether you have a “personal interest” with respect to such proposal.

Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

		YES	NO
8.	The undersigned has a personal interest in Proposal 2(b)
9.	The undersigned has a personal interest in Proposal 3
10.	The undersigned has a personal interest in Proposal 4
11.	The undersigned has a personal interest in Proposal 6

Date	Signature

For shareholders holding shares through a member of the Tel Aviv Stock Exchange, this Voting Slip is only valid when accompanied by a certification of ownership, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).

Purple Biotech Ltd.

Office Holder Compensation Policy

As Approved on _[____]__, 2023

1.	General

1.1.	Definitions

1.1.1.	“CEO” – The Chief Executive Officer of the Company.

1.1.2.	“CFO” – The Chief Financial Officer of the Company.

1.1.3.	“Committee” – The statutory Compensation Committee of the Company or to such extent as the Company has, pursuant to the Companies Law, statutorily delegated the duties of the Compensation Committee to the Audit Committee of the Company, the Audit Committee.

1.1.4.	“Companies Law” – The Israeli Companies Law 5759 – 1999, including any regulations enacted, or orders issued, pursuant thereto.

1.1.5.	“Company” – Purple Biotech Ltd. and its Subsidiaries, as defined below.

1.1.6.	“Executive” – Any Office Holder who does not serve solely as a director of the Company.

1.1.7.	“Nasdaq” - The Nasdaq Stock Market.

1.1.8.	“Office Holders” – As such term is defined in the Companies Law.

1.1.9.	“SEC” – The U.S. Securities and Exchange Commission.

1.1.10.	“Securities Law” – The Israeli Securities Law, 5728-1968, including any regulations enacted, or orders issued, pursuant thereto.

1.1.11.	“Subsidiaries” – Companies whose financial results are consolidated in the consolidated financial statements of the Company.

1.1.12.	“TASE” – the Tel Aviv Stock Exchange.

1.1.13.	“Terms of Office and Employment” – As such term is defined in the Companies Law.

1.2.	Every term which is not defined explicitly in this Compensation Policy, shall have the meaning accorded thereto in the Companies Law.

1.3.	In accordance with the provisions of the Companies Law, the Board of Directors, following the recommendation of the Committee, established this Compensation Policy with regard to the Terms of Office and Employment of Office Holders in the Company (hereinafter: “Compensation Policy” or the “Policy”).

1.4.	The Compensation Policy is, and the Terms of Office and Employment determined pursuant hereto shall be determined, based upon (among other things) the following principles and considerations:

1.4.1.	Promotion of the interests of the Company, its work plan and long-term policies;

1.4.2.	Creation of proper incentives for Office Holders of the Company, taking into account, amongst other things, the risk management policy of the Company;

1.4.3.	Adaptation of the incentives and the compensation to the size of the Company and the nature of its activity; and

1.4.4.	With regard to Terms of Office and Employment that include variable components – adjustment of incentives and compensation to the contribution of the Office Holder to the achievement of the goals of the Company and the achievement of profits, and all with a long-term view and in accordance with the position of the Office Holder.

1.5.	This Compensation Policy shall be valid for three years from the date of the approval thereof as required under the Companies Law. The Compensation Policy may be amended during the course of such three-year term of the Policy, subject to approval in accordance with the Companies Law, provided that Section 4.5 of this Compensation Policy may be amended from time to time as necessary to comply with any rules or standards adopted by Nasdaq or any U.S. national securities exchange on which the Company’s securities are then listed.

1.6.	This Compensation Policy does not, by itself, accord and is not intended to accord rights to Office Holders of the Company and no Office Holder of the Company shall have any right accorded to him by virtue of the adoption of this Compensation Policy and/or right to receive any components of compensation set out in the Compensation Policy. The compensation components to which an Office Holder shall be entitled shall be solely and exclusively those which shall be determined with regard to him specifically by the competent corporate bodies of the Company and subject to the provisions of any law.

1.7.	In any event where an Office Holder will be granted compensation which is less than the terms which are described in this Compensation Policy, this shall not be deemed a deviation or exception from the Compensation Policy of the Company.

1.8.	The principles of the Compensation Policy shall also apply in full in instances where the engagement with the Office Holder is by means of a consulting agreement with the Office Holder (or a company controlled by the Office Holder) in lieu of an employment agreement, with the required adjustments mutatis mutandis. Such Office Holder (or a company controlled by him) shall receive fees for the provision of services in his position as an Office Holder, which will be made in lieu of a base salary and associated benefits, and the portion of such fee that comprises the equivalent of a base salary (without ancillary benefits) shall be deemed to be such Office Holder’s “base salary” for the purposes of this Compensation Policy, including for the determination of any caps on compensation components.

1.9.	Notwithstanding any ceilings or caps set forth in this Policy, the Committee and the Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

1.10.	The Policy is written in the masculine form for purposes of convenience only and is intended to be implemented with regard to men and women jointly, without distinction or difference.

2.	The Compensation Policy

2.1.	Objectives of the Compensation Policy

The purpose of the Compensation Policy is to establish guidelines for the Company’s applicable corporate bodies in determining the compensation of its Office Holders, in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders who may contribute to the Company’s financial and commercial success, given the unique challenges the Company faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2.2.	Compensation Policy; Background

2.2.1.	Objectives

This Policy sets out the Company’s policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ Terms of Office and Employment by the applicable corporate bodies of the Company during the term of this Compensation Policy, if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy. The Compensation Policy is intended to comply with the obligation set forth in Chapter 4A of Part VI of the Companies Law.

2.2.2.	Application of the Compensation Policy

In accordance with the provisions of the Companies Law, this Compensation Policy will apply with respect to the Terms of Office and Employment of the Office Holders of the Company.

This Compensation Policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company Office Holders. This Policy sets forth maximum amounts only, and nothing in this Policy shall confer upon any Office Holder any right or entitlement to any compensation, remuneration or benefits of any kind or nature or obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by applicable law.

Arrangements with Office Holders regarding the Terms of Office and Employment which were approved prior to the approval of this Compensation Policy shall continue to apply, and shall not require additional approval in accordance with the provisions of this Compensation Policy.

2.2.3.	Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of a company’s compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Committee. The adoption of a compensation policy and any amendment thereof is subject to the approval of the shareholders of the Company in accordance with the Companies Law (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law or as otherwise provided by the Companies Law). In accordance with the provisions of the Companies Law, in the event that the shareholders of the company do not approve the compensation policy or amendment thereof, the Board of Directors will be entitled to approve the compensation policy, provided that the Committee and thereafter the Board of Directors will have determined, based on detailed reasoning, and after having re-examined the compensation policy, that the approval of the compensation policy in spite of the objection of the Company’s shareholders is for the benefit of the Company.

2.2.4.	Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this Policy – the CFO) under the supervision of the Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital markets, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the Policy to the Board of Directors.

2.3.	Characteristics of the Company and of Its Office Holders

2.3.1.	Business Environment and Its Effect on Office Holders’ Compensation

As a public company engaged in the research and the development of pharmaceutical products, the Company has two objectives: providing its customers with effective and safe products and maximizing its returns for the benefit of its shareholders.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of pharmaceuticals, public company finance, and other specialties specific to the Company, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Board of Directors. The need to achieve defined regulatory and commercialization milestones and to acquire sufficient funding to achieve the Company’s goals, emphasizes the necessity in conditioning parts of certain Office Holders’ compensation upon personal achievements.

2.4.	Parameters for Examination of Compensation Terms.

In general, the Terms of Office and Compensation for Office Holders will be examined taking into account the following parameters:

2.4.1.	Education, skills, expertise, tenure (in the Company specifically and in the profession generally), professional experience and achievements of the Office Holder, whether in the Company or in other companies, the Office Holder’s past compensation whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the pharmaceuticals development market requires the engagement of Office Holders who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical trials, experience in marketing pharmaceutical products to distributors and/or end user customers such as hospitals and physicians, and managing engagements for the purpose of medical reimbursement.

2.4.2.	Fulfilment by the Office Holder of targets determined for him, as relevant.

2.4.3.	The position of the Office Holder, fields of responsibility, efforts required for success in the position, his seniority and previous employment agreements signed with him and prior Terms of Office and Employment with the Company or its Subsidiaries or previous employers.

2.4.4.	The contribution of the Office Holder to the business of the Company, including contribution, directly or indirectly, to Subsidiaries.

2.4.5.	The need of the Company to retain the Office Holder in light of his importance to the Company, including the extent to which such Office Holder is essential for the Company’s success, the possibility to recruit a replacement for his position, the potential damage to the Company in the event the Office Holder is dismissed or resigns.

2.4.6.	Compensation to which an Office Holder is entitled in any Subsidiary, as relevant.

2.4.7.	The ratio between the cost of the Terms of Office and Employment of the Office Holder and the total wage cost (as such term is defined in the Companies Law) of the remaining employees and contract workers engaged by the Company (to such extent as are employed or engaged by the Company at the time of approval of the Terms of Office and Employment), and particularly the ratio to the average and median compensation of employees and contract workers as mentioned, and the effect of the gap between them and the Office Holders on the work relations at the Company. The Company acknowledges that it has to pay different levels of compensation to its various employees and Office Holders, including, inter alia, for the purpose of recruiting talented and experienced Office Holders and employees who constitute key personnel for the achievement of the Company’s objectives.

2.4.8.	Where Office Holders or employees reside and serve in such countries in which higher compensation is generally paid than in the country the Company’s headquarters are located, and are paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios. As the Company pays Office Holders located in different countries and in currencies other than the Company’s functional currency (USD), for the purposes of this Compensation Policy, and in considering whether or not the Terms of Office and Employment of an Office Holder are in compliance hereof, any calculations or payments made in currencies other than the Company’s functional currency may deviate up to 20% based on the official or spot rate for the applicable currency pair on the date of any such payment or calculation; provided, however, that such deviation is not in excess of any ceilings or caps set forth in this Policy; and, further provided that the provisions of Section 1.9 of this Policy shall not apply to any ceilings or caps set forth in this Policy which are reached due to a deviation in accordance with this Section 2.4.8.

2.4.9.	With regard to variable components of the Terms of Office and Employment of the Office Holder, as applicable, the possibility to decrease variable components in accordance with the discretion of the Board of Directors and the possibility of the Board of Directors to determine a ceiling for the exercise value of equity-based variable compensation components that are not cash-settled equity awards.

2.4.10.	With regard to severance grants, as relevant, the duration of the office or employment of an Office Holder, the Terms of Office and Employment during this period, performance of the Company in such period, the contribution of the Office Holder to the achievement of the targets and profits of the Company and the circumstances of departure.

2.4.11.	Prevailing compensation levels for similar positions in the market – while the Company does not believe this consideration to be dominant, in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it shall seek to offer compensation at a level which corresponds with the prevailing compensation in its market. The foregoing is particularly relevant to the pharmaceuticals products market, which requires unique experience and skills. The Company’s market includes pharmaceutical and biomedical companies which are engaged in the field and have similar characteristics to the Company’s operations; public companies whose market value, the nature of their operations, is similar to those of the Company; companies which employ manpower of a size similar to that of the Company; and companies which primarily operate in the same markets as the Company. During the course of discussion for approval of the Terms of Office and Employment of an Office Holder, the Company’s management may present the Compensation Committee with comparative data regarding the components of the Terms of Office and Employment of the Office Holder which holders of similar positions in similar locations or markets are entitled to in companies which meet similar characteristics to those of the Company at such time of approval.

3.	Components of Terms of Office and Employment

The total Terms of Office and Employment of the Office Holders in the Company will be composed of a number of compensation components in the manner that each component is intended to remunerate the Office Holder for a different aspect of his contribution to the Company. Compensation may include all or part of the compensation components set out below:

3.1.	Fixed components:

3.1.1.	Basic salary or monthly payment in the event that the Office Holder is not an employee but rather a service provider.

3.1.2.	Ancillary benefits – the ancillary benefits compensation components are composed of two levels:

3.1.2.1.	The basic level – comprises the ancillary benefits consistent with the relevant laws or common practice in the location of the engagement of the Office Holders, such as: contributions to managers’ insurance or pension fund, provisions for severance pay, disability insurance, vacation days, sick days, recuperation days, indemnification, exculpation and insurance, travel expenses, overtime pay, participation in Company staff activities and events (such as recreational events and including the gross up of the value of such benefit), all as relevant and in accordance with the determination of the Office Holder as an employee of the Company or a service provider thereof, as the case may be (hereinafter: “Basic Level Benefits”).

3.1.2.2.	The expanded level – additional ancillary benefits such as: contributions to continuing education fund, vehicle expenses or entitlement to operational leased vehicles, periodic medical examinations and testing, membership fees to professional organizations, participation in professional seminars or courses or academic and professional studies, professional liability insurance coverage, relocation and related costs and expenses, subsidization by Company of health and fitness regimens, subscription to daily papers or online subscriptions, professional literature, professional clothing allowance, holiday and special occasion gifts, and conditions which are intended to reimburse the Office Holder in respect of expenses which he incurs as a result of fulfilment of his position or which are required for fulfilment of the position such as: mobile phone and data package, mobile computer, and all in accordance with the position and the determination as an employee or a service provider, as the case may be (hereinafter: “Expanded Level Benefits”).

3.2.	Variable components (non-equity) (hereinafter: “bonus”, “bonuses”).

3.3.	Variable components (equity) (hereinafter: “equity-based compensation”).

4.	Terms of compensation for Office Holders

4.1.	Fixed Components

4.1.1.

Base salary: The base salary for an Office Holder in the Company will generally be determined during the course of negotiations for his employment in the Company and may be adjusted from time to time based upon the parameters in Section 2.4 above.

Furthermore, the base salary (i.e., excluding any benefits and entitlements) of Office Holders will be subject to the following limits:

●	The base salary for the CEO shall not exceed $600,000 per annum gross in respect of a full-time position.

●	The base salary for the CFO and for other Executives reporting to the CEO of the Company (or to the Board of Directors or CEO of a Subsidiary), shall not exceed $500,000 per annum gross in respect of a full-time position.

The limits set forth above do not include any cash compensation which an Executive director may receive for services as a director of the Company, and any additional cash compensation which may be paid to such Executive Director for services as a director shall be subject to the caps set forth under Section 7.5 below.

The base salary will be in absolute numbers and may include a mechanism for linkage to the Consumer Price Index and/or to foreign currency fluctuations against the operating currency of the Company. In any event, a base salary, whether it is linked to the Consumer Price Index and/or foreign currency fluctuations, or not, shall not exceed the ceiling on the basis set out in this Section 4.1.1 above, as adjusted for linkage and/or foreign currency differences in accordance with this Compensation Policy.

Save if stated otherwise, the parameters regarding the base salary for compensation relate to a salaried Office Holder employed in a full-time position. In the event that the Office Holder is not a salaried employee or is not in a full-time position, the required adjustments must be made. If the engagement with the Office Holder is by means of a consulting agreement with the Office Holder (or a company controlled by the Office Holder), the fees payable to such Offer Holder may be in the amount of up to 125% of the applicable maximum base salary set forth above in this Section 4.1.1.

4.1.2.	Ancillary benefits

The compensation package may include ancillary benefits such as the Basic Level Benefits and the Expanded Level Benefits and other benefits and entitlements benefits consistent with the relevant laws or common practice in the location of the engagement of the Office Holders.

4.1.2.1.	Vehicle – operational lease: To such extent as the general compensation package includes entitlement to an operationally leased vehicle, a ceiling for cost of the operational lease (including payments for the car lease, but with such ceiling not including reimbursement of petrol expenses and other car expenses which may be in excess of the ceilings set forth below) will be set as follows:

●	CEO: Monthly operational leased cost to the Company shall not exceed NIS 10,000.

●	Other Office Holders: Monthly operational leased cost to the Company shall not exceed NIS 9,000.

The Company may provide a car owned by the Company to the Office Holder provided the cost to the Company does not exceed the limits above. In addition, the Company may permit an Office Holder to elect to receive a monthly cash payment in lieu of receiving an operational leased vehicle.

To such extent that the Company makes a personal vehicle available to the Office Holder, the Company is entitled to bear the expenses of the tax effects to the Office Holder for the personal vehicle benefit by grossing up of the value of the vehicle, in full or in part, as determined in the employment agreement of the Office Holder, even if such grossing up value is in excess of the thresholds set forth in this sub-Section 4.1.2.1 above.

4.1.2.2.	Annual vacation: An Office Holder will be entitled to an annual vacation which shall not be less than that required at law and not more than 25 vacation days per calendar year. An Office Holder will be entitled to accumulate vacation days which were not used by him until the end of the year. The accumulated vacation days will transfer as an opening balance to the amount of vacation days available to such Office Holder in the following year, provided that in no event may an Office Holder accumulate in excess of three calendar years’ worth of vacation days. The Company may compensate the Office Holder in cash for unused vacation days, provided that such compensation is not prohibited in accordance with any applicable law.

4.1.2.3.	Recuperation days: An Office Holder in Israel will be entitled to payment for recuperation days (dmei havra’a) in accordance with applicable law. It is clarified that the number of recuperation days shall not be less than the number of recuperation days in accordance with applicable law. The recuperation payment shall be in accordance with the amount determined by applicable law.

4.1.2.4.	Exemption and indemnification: Office Holders of the Company shall be entitled to benefit from exemption and indemnification as set out in the amended and restated articles of association of the Company, as in effect from time to time, subject to any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company which limits the entitlement to exemption or indemnification of Office Holders of the Company. The exemption and indemnification letters entered into with Officer Holders shall be in accordance with the provisions of the amended and restated articles of association of the Company as in effect from time to time, and are to be drafted under terms which are identical for all of the Office Holders, including any controlling shareholders or their relatives, or an Office Holder in whom the controlling shareholders or their relatives have a personal interest in granting same. The amended and restated articles of the association of the Company permit it to indemnify its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.

4.1.2.5.	Insurance: Office Holders of the Company shall be entitled to insurance arrangements subject to the provisions of the amended and restated articles of association of the Company, as in effect from time to time, and any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company. Additionally, the Company shall be entitled to acquire directors’ and officers’ liability insurance policies (hereinafter: “D&O Insurance”) (including for controlling shareholders or their relatives, and/or an Office Holder with respect to whom the controlling shareholders or their relatives have a personal interest), as shall serve from time to time, which include also the Office Holders serving at the Subsidiaries of the Company, and to extend and/or to renew existing D&O Insurance or to acquire a new D&O Insurance policy at the date of the renewal or during the course of the insurance period, with such same insurer or another insurer in Israel or overseas, under conditions as specified below, and provided that the D&O Insurance shall be on the basis of the principal conditions set out below and the Committee (and, if required by law, the Board of Directors) shall have approved the procurement, extension or renewal of the D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The D&O Insurance shall be on the basis of submission of a claim within the limits of liability of up to $200,000,000 per claim and per period and up to $50,000,000 per claim and per period for side A DIC coverage (with the addition of reasonable legal expenses in excess of the limit of liability), for all of the Office Holders of the Company from time to time.

The D&O Insurance may cover the Office Holders’ liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions.

For avoidance of doubt, the above D&O Insurance policy limits are applicable solely to the D&O Insurance for the Company itself, not including any Subsidiaries, and the insurance arrangements at any Subsidiaries may be in excess of the limits set forth above.

The Company may extend a D&O Insurance in place to include cover for liability pursuant to a future public offering of securities provided that the Committee (and if required by law, the Board of Directors) shall have approved the procurement of such D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The D&O Insurance may also cover civil actions or other claims against the Company with respect to the purchase or sale of the Company’s securities traded on the TASE and/or Nasdaq (Entity Coverage) and/or any other listing for trading on another recognized exchange. Payment priorities for insurance payments under this extension may be set such that the Office Holders’ entitlement to receive payments from the insurers precedes the entitlement of the Company.

Where a “claims made” D&O Insurance regarding past events cannot be renewed or extended due to a change of control or other circumstance, the Company may procure run-off policies for the Office Holders serving prior to said change, including Office Holders who are controlling shareholders of the Company, or relatives thereof, or Office Holders which have a personal interest in procuring the same, provided that the Committee (and if required by law, the Board of Directors) shall have approved the procurement of such D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The amended and restated articles of the association of the Company permit it to procure D&O Insurance for its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.

4.1.2.6.	Advance notice: The advance notice period will be determined individually for each Office Holder, taking into account performance of the Company and the additional compensation parameters of such Office Holder and the parameters specified in Section 2.4 above. In any event, the advance notice period for any Office Holder shall not exceed nine (9) months. During the advanced notice period, the Office Holder will be required to provide services to the Company in practice. However, the Company shall be entitled to waive the provision of services by the Office Holder in the advance notice period without detracting from the liability of the Company to pay the compensation in connection with such period, but also without detracting from the right of the Company to suspend such compensation subject to any law and agreement with the Office Holder.

4.1.2.7.	Departure grant: The Company is entitled to award Office Holders a departure grant in the event of cessation of employment or service with the Company (other than under circumstances under which one is not entitled to severance pay as specified in Clauses 16-17 of the Severance Pay Law, 5723 – 1963). When considering and determining a departure grant, the Committee and the Board of Directors shall take into consideration the considerations set forth in Section 2.4.10. In any event, the amount of the departure grant or the value thereof shall not be in excess twelve (12) monthly base salary (or gross monthly payment equivalent to base salary) of such Office Holder.

It is clarified that the departure grant, as set forth above, shall not include statutory severance pay due to the Office Holder and shall be in addition thereto.

If a departure grant is granted by the Company to an Officer Holder as an incentive to refrain from competing with the Company for a defined period of time following termination of service or employment with the Company (i.e., a non-compete grant), (i) the amount of the departure grant or the value thereof may be up to twelve (12) months of base salary; and (ii) the award of the non-compete grant shall not be subject to a minimum period of provision of employment or services.

4.1.2.8.	Relocation. Compensation may be granted to an Office Holder under relocation circumstances. Such benefits may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated to and relocated from countries, and as approved by the Committee and the Board of Directors (and shareholders, if required).

4.1.2.9.	Life and Disability Insurance. Such benefits will usually be part of the Office Holder’s managers’ insurance or pension fund, or other similar retirement plan or scheme. In the event that the Company cannot obtain these benefits at reasonable market rates for a particular Office Holder, it may offer an Office Holder equivalent benefits via a self-funded and/or self-insured scheme (individually or as part of a group), all subject to applicable insurance laws and regulations.

4.1.2.10.	When the Company enters into employment or services agreements with Office Holders for positions outside of Israel, such Office Holders may be entitled to receive ancillary benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

4.1A	Variable Compensation – General

	4.1A.1.	Measurable Criteria

4.1A.1.1.	Subject to applicable law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria and to determine and approve if and to what extent the measurable criteria have been achieved, provided that the criteria is consistent with this Compensation Policy:

Office Holder	Authorized Body
Office Holder other than the CEO and Director	CEO and Committee
CEO	Committee and Board of Directors
Director	Shareholders

4.1A.1.2.

Notwithstanding the foregoing, with respect to a director of the Company, the Committee and the Board of Directors may determine the measurable criteria and approve if and to what extent the measurable criteria have been achieved, provided that one of the following conditions apply:

1.     All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the award must be based only on measurable criteria; (iii) the potential award is up to three (3) monthly salaries; and (iv) the measurable criteria are approved in advance by the Committee and the Board of Directors.

2.     All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the Office Holder is serving in an operational position in addition to serving as a director; and (iii) at the time of the approval of the measurable criteria, no directors who are receiving from the Company criteria-based compensation (in their capacity as a director or other Office Holder) shall participate in the approval of such measurable criteria.

4.2.	Variable components (non-equity) – Bonuses

4.2.1.	General Terms

4.2.1.1.	The appropriate corporate bodies shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly salaries’ costs, all in accordance with the terms of this Policy. Such bonuses may be on an annual or multi- annual basis. Eligibility for cash variable compensation shall be based primarily upon measurable criteria, established in advance, as detailed hereinbelow and subject to the terms of the Policy and applicable law. The appropriate corporate bodies may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

4.2.1.2.	A non-material portion of the variable compensation per year may be based on non-measurable criteria (for avoidance of doubt, the value of up to three monthly salaries’ costs in any calendar year shall be considered a non-material portion or if the aggregate annual variable compensation does not exceed three monthly salaries’ costs per year, all of the annual variable compensation may be based on non-measurable criteria), on the assessment of the relevant Office Holder’s superior (in the case of an Executive other than the CEO – the CEO, and in the case of the CEO or any Executive who is also a director – the Committee followed by the full Board of Directors (excluding such Office Holder)) of the Office Holder’s contribution to the Company during the year in question, in each case subject to approval in accordance with applicable law. To the extent permissible pursuant to the Companies Law, the Company may increase the portion of the bonus for an Office Holder which is based on non-measurable criteria up to the maximum portion permissible pursuant to the Companies Law and with respect to any such types of Office Holders for whom such is permissible, subject to Section 4.2.1.3 below.

4.2.1.3.	The maximum ratio of the total annual bonus amount which may be approved for a single Office Holder for a calendar year, to the salary, shall be up to twelve (12) times the fixed monthly employer cost or monthly payment, as the case may be, which the Office Holder receives (hereinafter: “annual grant”). Such maximum amount for the annual grant does not include any departure grants, special bonuses, signing bonuses, and/or change of control payments which are made to the Office Holder during such year.

4.2.1.4.	With regard to the annual grant, to such extent as the Office Holder in the Company is employed or grants services to the Company for a period which is less than twelve (12) months, the annual grant ceiling with regard to such same Office Holder shall be reduced proportionately to the period of provision of services by him. For the avoidance of doubt, the achievement of the measurable criteria shall be only to those achieved through the date of termination of employment or service.

4.2.1.5.	In the event of a newly hired Office Holder or of an Office Holder whose engagement ends during the year, his entitlement to an annual grant will be determined on a pro rata basis.

4.2.1.6.	At the end of each year, the authorized corporate body shall evaluate the objectives met during the preceding year. In the event that an Office Holder met all of his pre-determined objectives, such Office Holder shall be entitled to receive 100% of his performance-related compensation component, and in the case of partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for such objective were also met.

4.2.2.	Quantifiable Criteria for Annual Grant:

4.2.2.1.	The authorized corporate body shall determine, from time to time but no less than annually, the measurable and quantifiable criteria for Company and/or individual objectives (as applicable), as well as any thresholds conditions, for the purposes of awarding the annual grants for one or more subsequent years.

4.2.2.2.	In special circumstances, as determined by the authorized corporate body of the Company (e.g., regulatory changes and significant changes in the Company’s business or operations or business environment), the authorized corporate body, may modify the objectives and/or their relative weights during the calendar year.

4.2.2.3.	Measurable criteria may include any of the following criteria (which may be determined on a Company-wide or divisional basis). Each such criteria may constitute up to 30% of the total Company performance criteria and/or individual performance criteria.

●	Increase in shareholders’ equity

●	Increase in asset value of the Company

●	Decrease in expenses of the Company

●	Meeting budgetary targets

●	Licensing transactions for new products

●	Revenues from sales of products of the Company or licensing and/or distribution agreements

●	Increase in the market capitalization of the Company

●	Progress of clinical and/or non-clinical trials carried out by the Company

●	Progress towards and/or receipt of regulatory approvals

●	Achievement of budgetary targets

●	Successful capital market transactions such as fundraising, new securities issuances, successful securities registration, etc.

●	Registration of patents

●	Other financial results, such as revenues, sales, operating income, earnings per share, net profit, cash flow and EBITDA

●	Achievement of measurable efficiency metrics

●	Successful execution of projects

●	Achievement of M&A targets

●	Company strategic programs

●	Publication of scientific papers

4.2.3.	Annual Grant criteria which are non-quantifiable:

The authorized corporate body is entitled to determine, at its discretion, the allowable portion of the annual grant which may be awarded based on non-quantifiable criteria subject to applicable law, and shall take into consideration the factors specified below:

●	Contribution of the Office Holder to the business of the Company, its profit, its strength and stability

●	The need of the Company to retain an Office Holder considering his skills, knowledge, and/or expertise

●	The level of responsibility of the Office Holder

●	The satisfaction with the performance of the Office Holder (including evaluation of the level of involvement and empathy which the Office Holder demonstrates in performance of his work)

●	Assessment of the ability of the Office Holder to work in coordination and collaboration with a team

●	The contribution of the Office Holder to the corporate governance and proper control and ethics environment

4.2.4.	Special Target Based Bonuses. The Terms of Office and Employment of an Officer Holder may include a special bonus which is based upon the quantifiable metrics specified below (hereinafter: a “Special Target Based Bonus”). Special Target Based Bonuses may be established in connection with Company events, such as, but not limited to, a merger of the Company or its sale; or a commercialization transaction, for example, the out-licensing and/or distribution agreements for products of the Company. With regard to a Special Target Based Bonus based on a merger of the Company or its sale, the compensation may be determined based on the value of the Company as shall be determined in the merger or sale transaction. With regard to Special Target Based Bonus based on a commercialization transaction, the compensation may constitute a fixed amount or a percent of the transaction, or a combination of both. Such Special Target Based Bonus shall be paid relative to revenue arising from the commercialization transaction and shall be paid to the Office Holder every calendar quarter, as a result of the commercialization transaction in the previous calendar quarter.

In any event, the total Special Target Based Bonuses to be paid to any single Office Holder in connection with a single transaction shall not exceed $5 million.

The Terms of Office and Employment may determine that amounts payable in connection with a Special Target Based Bonus may continue to be paid to any Office Holder subsequent to the cessation of his employment or engagement with the Company. Examples of such instances may include, amongst others, release from escrow subsequent to the cessation of the Office Holder’s employment or engagement of transaction funds that had been placed in escrow during the Office Holder’s employment or engagement term; or warrants issued in a fundraise during the Office Holder’s engagement exercised subsequent to the cessation of the Office Holder’s engagement. The above are just examples, and by no means an exhaustive list.

4.2.5.	Special Achievement Bonuses

4.2.5.1.	In addition to the Special Target-Based Bonuses specified above, the Committee and the Board of Directors (and if required by applicable law, subject to shareholder approval) may, from time to time and to the extent they deem it is appropriate, approve payment of a special achievement bonus for an Office Holder either under special circumstances, or for special contributions, achievements or assignments (hereinafter: a “Special Achievement Bonus”).

4.2.5.2.	The Company considers payment of such Special Achievement Bonuses as an important tool for providing incentives for its Office Holders, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

4.2.5.3.	Special Achievement Bonuses may be awarded for, amongst other events, M&A transactions with financial or strategic parties; transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its Subsidiaries; out-licensing of the Company’s R&D developments; new business models/joint development projects; or third-party financed new products and new technology; equity or debt financing. The above are just examples, and by no means an exhaustive list.

4.2.5.4.	Such Special Achievement Bonuses shall be limited up to twelve (12) times the fixed monthly employer cost (or equivalent monthly fee) per Office Holder per year. The entitlement for this bonus has no minimal threshold condition.

4.2.6.	Signing or retention bonus: A signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to six (6) monthly base salaries per Office Holder or equivalent value in equity grant.

4.2.7.	Change of control payment: Change of control events, such as mergers and acquisitions, may expose the Company and its Office Holders to a great deal of uncertainty. By providing its Office Holders with compensation in events of change of control (as defined in the engagement agreement of the relevant Office Holder), the Company reduces to some extent the personal uncertainty of its Office Holders, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any other discretionary bonuses or departure grants as set forth herein, for the payment of up to twelve (12) times the fixed monthly employer cost to Office Holders as change of control grants.

4.2.8.	The Company shall be entitled to grant Office Holders in one calendar year an annual bonus, a special bonus (Target-Based as well as Special Achievement), signing bonus or retention bonus, change of control payments, and a departure grant. In addition, special bonuses (Target-Based or Special Achievement), signing or retention bonuses, departure grants or change of control payments will not be included in the calculation of the maximum annual grant bonus as set forth above. Notwithstanding the above, the advance notice period, departure grant and change of control payments for any single Office Holder shall not exceed twenty-four (24) times the fixed monthly employer cost of such Office Holder.

4.3.	Variable components (equity) – equity-based compensation

4.3.1.	General

4.3.1.1.	The Company may award equity-based grants in the framework of the compensation package of Office Holders and from time to time, subject to approval in accordance with applicable law. In circumstances deemed appropriate by the Committee and the Board of Directors, Office Holders may also be awarded a fixed amount one-time, equity-based grant upon recruitment as part of a signing bonus, promotion or due to special retention needs.

4.3.1.2.	The Company may adopt any such number of equity compensation plans as necessary, in accordance with the provisions of any law, including for purposes of providing tax beneficial equity-based compensation to grant recipients. Office Holders receiving such equity-based compensation shall nonetheless bear any applicable tax actually assessed to the Office Holder with respect to such grant.

4.3.1.3.	The equity-based compensation offered by the Company is intended to be in the form of stock options and/or other equity forms, such as restricted stock units or restricted shares, in accordance with the Company’s equity-based compensation policies and programs in place from time to time. The equity-based awards may be with respect to the Company’s ADSs, ordinary shares and/or other securities of the Company.

4.3.1.4.	In the framework of the discussion regarding the granting of equity-based compensation to Office Holders of the Company, the Committee and the Board of Directors shall examine the considerations for granting of equity-based compensation, and in particular whether such grant is a proper incentive for the Office Holder for the long term. In addition, the granting of equity-based compensation shall be made in the context of examination of other compensation alternatives and after examination of the extent of dilution anticipated, the economic value of the grant as mentioned (utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model), the exercise price and the period of vesting.

4.3.2.	Equity-Based Compensation Caps

4.3.2.1.	The equity-based compensation for any single Office Holder, at the date of the granting thereof (other than cash-settled equity-based awards, which shall be determined as of the date of payment), shall not exceed in one calendar year, the higher of, (i) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) $5 million valued in accordance with the provisions of Section 4.3.2.2 below.

4.3.2.2.	The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity-based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in the audited financial statements of the Company.

4.3.3.	Vesting and Exercise Terms

4.3.3.1.	Vesting periods for equity-based compensation grants to Office Holders shall be established by the Committee and the Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the provision that the aggregate fully vested equity-based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth in Section 4.3.2.1 above.

4.3.3.2.	The Committee, the Board of Directors and/or the shareholders of the Company (to the extent such approval is required in accordance with applicable law) may make provisions with respect to the acceleration of the vesting period of any Office Holder’s equity-based compensation awards, including, without limitation, acceleration in connection with a change of control of the Company or termination events.

4.3.3.3.	The exercise prices for equity-based compensation in the form of options shall be determined by the Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity-based compensation based on any reasonable, best practice or commonly accepted equity-based compensation valuation model. The Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants.

4.3.3.4.	The equity-based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities.

4.3.3.5.	The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

4.3.4.	Shareholding Requirements

The Company may adopt shareholding requirements for Office Holders, which may include minimum holding periods for vested equity compensation grants, minimum share purchase requirements out of cash bonus payments, participation in Company subsidized employee share purchase programs, and other similar programs, all subject to applicable law.

4.3.5.	Malus and Clawback provisions for variable compensation components

Subject to the provisions of Section 4.5 below, the Compensation Committee shall have the ability to operate malus and clawback under the annual bonus and equity-based compensation plans. This provides the Committee with the ability to restrict or reclaim payments to Office Holders in circumstances where such an outcome would be inappropriate.

The circumstances in which the provisions may be invoked are: dismissal for cause; conduct resulting in significant loss to the Company; failure to meet appropriate standards of fitness and propriety; behavior that materially contributes to reputational damage for the Company; material failure of risk management; error in the determination of the vesting of an award; and any recovery requirement in line with applicable regulations. In these circumstances, where the Compensation Committee considers it appropriate, it may apply the provisions set out below with respect to the annual grant and/or equity-based compensation grants:

(i) malus may be applied during the performance period to reduce (including to zero) the annual grant pay-out and/or any outstanding equity-based compensation grant; and

(ii) a clawback may be applied for up to three years post-payment of the bonus, to recover some (or all) of any amount paid out.

Notwithstanding the foregoing, any clawback in an instance of an “Accounting Restatement” (as defined by Section 4.5) shall be effected in accordance with Section 4.5.

4.4.	The relation between the variable components and the fixed components

This Policy aims to balance the mix of “fixed compensation” (comprised of base salary and benefits) and “variable compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Office Holders to meet the Company’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks. Taking into account the sector in which the Company operates, the compensation customary today in the Company includes base salaries for Office Holders in the Company which are in line with industry peers. In the business plan of the Company and the risk management policy, the Company believes that the weight of the variable components (equity-based and cash bonuses) shall constitute, at most, 90% of the total compensation of the entirety of the Office Holders (in a certain year) and may vary from one Office Holder to another. It is clarified that the Company shall not be required to grant equity-based variable compensation in any given year and that the division of variable based compensation between equity based and cash bonuses shall be as determined by the Committee and the Board of Directors, all subject to the caps set forth in this Policy.

4.5	Compensation Recovery.

This Section 4.5 is adopted in compliance with the Companies Law, Section 10D of the United States Securities Exchange Act of 1934, as amended, and Rule 5608 of Nasdaq. Certain terms set forth in this Section 4.5 shall have the meanings set forth in Section 4.5.3 below.

4.5.1	Recovery Requirement.

Subject to Section 4.5.4, in the event the Company is required to prepare an Accounting Restatement, then the Committee shall direct the Company, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount, if any, of Erroneously Awarded Compensation received by such Executive Officer, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement.

The Company may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of Erroneously Awarded Compensation previously received by an Executive Officer, together with any expenses reasonably incurred as described below in connection with the recovery of such Erroneously Awarded Compensation, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and (e) any other method authorized by applicable law or contract.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

The Company’s right to recovery pursuant to this Section 4.5 is not dependent on if or when the Accounting Restatement is filed with the SEC.

4.5.2	Incentive-Based Compensation Subject to this Section 4.5.

This Section 4.5 applies to all Incentive-Based Compensation received by each Executive Officer:

4.5.2.1	If such Incentive-Based Compensation was received on and after the date such person became an Executive Officer of the Company;

4.5.2.2	If such Executive Officer served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; and

4.5.2.4	During the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement (including any transition period that results from a change in the Company’s fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year).

This Section 4.5 shall apply to and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including, without limitation, any employment contract, indemnification agreement, equity or bonus agreement, or equity or bonus plan document. This Section 4.5 shall also apply to any bonus, incentive or equity compensation paid or granted to any employee, independent contractor or outside director of the Company who is not an Executive Officer to the extent that (x) the applicable plan document or award agreement relating to such bonus, incentive or equity compensation provides that this Section 4.5 may or will apply and (y) the Committee, in its sole discretion, determines that it is appropriate for this Section 4.5 to apply to such persons.

4.5.3	Definitions.

For purposes of this Section 4.5, the following terms have the meanings set forth below:

●	“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).

●	“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation, to the extent required in accordance with applicable law or listing rules of any applicable exchange on which a class of the Company’s securities is then listed for trading , to such regulatory body and/or securities exchange(s).

●	“Executive Officer” means any current or former president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration or finance), or any other person who performs similar significant policy-making functions for the Company (including executive officers of a parent or subsidiary), including any executive officers identified pursuant to Item 401(b) of Regulation S-K and any other Office Holder.

●	“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in any of the Company’s filings with the SEC.

●	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, any cash bonuses, restricted stock awards or restricted stock unit awards that are granted, earned or vest based on achievement of a Financial Reporting Measure). The following do not constitute Incentive-Based Compensation for purposes of this Section 4.5: (a) equity awards for which (1) the grant is not contingent upon achieving any Financial Reporting Measure performance goals and (2) vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures, and (b) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

●	“Received”: An Executive Officer shall be deemed to have “received” Incentive-Based Compensation in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

●	“Restatement Date” means the earlier to occur of (i) the date the Board of Directors or the Committee (or an officer or officers of the Company authorized to take such action if Board of Directors action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.5.4	Exceptions to Recovery.

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee has made a determination that recovery would be impracticable and that:

4.5.4.1	After the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation (which has been documented and such documentation has been provided to Nasdaq), the direct expense paid to a third party to assist in enforcing this Section 4.5 would exceed the amount to be recovered;

4.5.4.2	Recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (which determination shall be made after the Company obtains an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in a such a violation, and a copy of such opinion is provided to Nasdaq);

4.5.4.3	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its Subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or

4.5.4.4	Any other exception permitted under Nasdaq Rule 5608.

4.5.5	No Right to Indemnification or Insurance.

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company’s enforcement of this Section 4.5. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third-party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer’s potential recovery obligations under this Section 4.5.

4.5.6	Plan Documents and Award Agreements.

The Company shall include clawback language in each of the Company’s incentive compensation plans and any award agreements such that each individual who receives Incentive-Based Compensation under those plans understands and agrees that all or any portion of such Incentive-Based Compensation may be subject to recovery by the Company, and such individual may be required to repay all or any portion of such Incentive-Based Compensation, if (i) recovery of such Incentive-Based Compensation is required by this Section 4.5, (ii) such Incentive-Based Compensation is determined to be based on materially inaccurate financial and/or performance information (which includes, but is not limited to, statements of earnings, revenues or gains); or (iii) repayment of such Incentive-Based Compensation is required by applicable U.S. federal securities law.

4.5.7	Interpretation of this Section 4.5.

The Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Section 4.5. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The determination of the Committee need not be uniform with respect to one or more officers.

4.5.8	Filing Requirement.

The Company shall file this Compensation Policy as an exhibit to its Annual Report on Form 20-F and make such other disclosures with respect to this Section 4.5 in accordance with the requirements of U.S. federal securities laws, including the disclosure required by applicable SEC filings.

4.5.9	Other Recoupment Rights.

The Company intends that this Section 4.5 will be applied to the fullest extent of the law. Any right of recoupment under this Section 4.5 is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law. Without by implication limiting the foregoing, following a restatement of the Company’s financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

4.5.10	Successors.

This Section 4.5 shall be binding and enforceable against all Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

5.	Updating of existing agreements with Office Holders

5.1.	The Company is entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)), taking into account and examining the parameters set out in Section 2.4 above, subject to approval in accordance with applicable law, and provided that the maximum annual change shall not exceed 15% of the rate of the base salary prior to the change in each calendar year, and is otherwise consistent with the provisions of this Compensation Policy, subject to the approvals as follows:

5.1.1.	With respect to the Terms of Office and Employment of the CEO, solely upon the approval of the Committee, in accordance with the provisions of Section 272(d) of the Companies Law.

5.1.2.	With respect to the Terms of Office and Employment of any Office Holder which reports to the CEO, solely upon the approval of the CEO, in accordance with the provisions of Regulation 1B3 of the Companies Regulations (Leniencies in Transactions with Interested Parties), 5760-2000.

5.2.	In any event, any change in wages in accordance with this agreement shall be subject to the ceilings set out in accordance with this Compensation Policy, both with regard to the variable and the fixed components. Notwithstanding the above, the Committee and the Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

5.3.	Subject to applicable law, the Company shall be entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)) in light of an increase or decrease in compensation in direct proportion to an increase or decrease in the extent of the engagement of such Office Holder, solely upon the approval of the Committee.

6.	Authority of the Committee and the Board of Directors with regard to the Compensation Policy

6.1.	The Committee and the Board of Directors shall examine, from time to time, the Compensation Policy and the need for its adjustment, inter alia, in accordance with the considerations and principles set out in this Policy and including examination of changes in the aims of the Company, consideration of the revenues, expenses, and profit thereof in the period prior thereto and in real time and any other relevant information.

6.2.	For purposes of examination of the Compensation Policy of the Company, the Committee and the Board of Directors shall routinely follow up on the implementation of the Compensation Policy in the Company.

7.	Terms of Office and Employment - Non-Executive Directors

7.1.	The Company’s non-Executive directors who have been declared by the Audit Committee of the Company to be “unaffiliated” (as such is defined under the Companies Law) (including external directors within the meaning of the Companies Law, if any) may be compensated by means of a periodic payment, and by means of payment for participation in Board (or committee) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel (hereinafter: the “Compensation Regulations”), as amended from time to time. Such non-Executive directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses, or ancillary benefits. The Company may repay Director’s expenses in accordance with any applicable law. The Terms of Office and Employment of external directors and/or unaffiliated directors (including equity-based compensation) may be determined relative to that of “other directors”, as defined in the Compensation Regulations.

7.2.	The Company’s other non-Executive directors, including directors who have been declared by the Board of Directors as “independent” under applicable exchange listing rules, may be compensated by means of a periodic payment and/or by means of payment for participation in Board (or committee) meetings, and may also receive ancillary benefits, all as approved by appropriate corporate bodies under applicable law. Such non-Executive directors may also be entitled to receive equity-based compensation in accordance with any applicable law.

7.3.	The equity-based compensation for any single non-Executive director, at the date of the granting thereof (other than cash-settled equity-based awards, which shall be determined as of the date of payment), shall not exceed in one calendar year, the higher of, (i) 1% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) $300,000 valued utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model. Subject to the above provisions of this Section 7.3, the provisions of Section 4.3 above shall apply to such equity-based compensation for non-Executive directors, mutatis mutandis.

7.4.	The terms of Terms of Office and Employment for non-Executive directors will take into account the parameters set forth in Section 2.4 above as well as prevailing conditions for non-Executive directors at companies similar to the Company, and will be subject to the terms and conditions, including any limitations and/or caps, as set forth in this Policy, adjusted accordingly.

7.5.	The aggregate cash periodic and/or per meeting compensation for any one non-Executive directors shall be capped at $100,000 per annum.

7.6.	In order to maintain their independent status, non-Executive directors are not allowed to participate in performance-related cash payment-based incentive plans, nor in any pension schemes.

7.7.	The ceilings on the periodic and/or per meeting compensation, as well as for the equity-based compensation, for the Chairman of the Board holding no other executive role at the Company shall be three (3) times the ceilings set forth above in this Section 7.

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